Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Net Income	$1,193	$1,092	$1,062	$1,138	$1,051
Preferred Stock Dividend	—	—	—	3	11
(Income) or Loss from Equity Investees	(34)	(27)	(6)	(4)	—
Minority Interest Loss	—	—	—	—	—
Income Tax	605	568	476	600	600
Pre-Tax Income	$1,764	$1,633	$1,532	$1,737	$1,662
Add: Fixed Charges*	701	636	764	638	642
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	5	19
Earnings	$2,465	$2,269	$2,296	$2,370	$2,285
* Fixed Charges
Interest on Long-term Debt	$618	$573	$562	$568	$562
Amortization of Debt Discount, Premium and Expense	14	14	16	18	20
Interest Capitalized	—	—	—	—	—
Other Interest	24	5	143	20	18
Interest Component of Rentals	45	44	43	27	23
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	5	19
Fixed Charges	$701	$636	$764	$638	$642
Ratio of Earnings to Fixed Charges	3.5	3.6	3.0	3.7	3.6